Mail Stop 3561

June 25, 2008

Mr. Barry Hollander
Chief Executive Officer
Fastfunds Financial Corporation
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re:** **Fastfunds Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarter Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-33053**

Dear Mr. Hollander:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Section 302 Certification

1.  We note that your Section 302 certification does not comply with the language
    required by Item 601(31) of Regulation S-K in the following respects:
    *   The head note to paragraph 4 does not include a reference to internal control over
        financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
    *   Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
    Please revise your certification to address each of the matters noted above.

Form 10-Q for the Quarter Ended March 31, 2008

2.  Please revise your filing to address comments above (i.e. 302 Certification) on your
    Form 10-K for the fiscal year ended December 31, 2007.

Item 4 – Disclosure Controls and Procedures, page 20

3.  Please revise your filing to disclose whether there were any changes in internal
    control over financial reporting during the quarter ended March 31, 2008 in
    accordance with Item 308(c) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services